FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled “ Ordinary General Meeting of Quilmes Industrial (QUINSA) S.A. ”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: June 28, 2004	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla
Title: Chief Executive Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

Ordinary General Meeting of Quilmes Industrial (QUINSA) S.A.

The Ordinary General Meeting of Quilmes Industrial (QUINSA) S.A. took place in Luxembourg on June 25, 2004. Under the Chairmanship of Mr. Jacques Louis de Montalembert, the Ordinary General Meeting heard the report of the Board of Directors for the financial year 2003. The General Meeting approved the accounts of the Parent Company as well as the consolidated accounts of the Group. The Parent Company reported a profit of US$ 19 million for the fiscal year ended December 31, 2003. The consolidated accounts of the Group showed a profit of US$ 36.8 million for the same period.

The General Meeting voted to pay a gross dividend of $11,000,000 to the shareholders.

The Board further fixed Friday, August 6, 2004 as payment date for the FY 2003 dividend of $ 0.008113 net per share to be paid to all shareholders of Class A shares and $ 0.08113 net to be paid to all shareholders of Class B shares (coupon N° 12) as of July 30 (record date). The net dividend per ADR shall be US $0.16.

The General Meeting elected Mr. Juan Manuel VERGARA GALVIS and Dunvegan S.A. as directors of the Company. The General Meeting re-elected Messrs. Victório Carlos de MARCHI, Carlos MIGUENS, Federico SAINZ de VICUNA, Carlos Alberto da VEIGA SICUPIRA director of the Company.

The Board of Directors

Copies of the Annual Report of QUINSA are available at the registered office, 84 Grand-Rue, L-1660 Luxembourg